Exhibit 99.13

CONSENT OF F. CLOUSTON

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the technical report entitled “Technical Report on the Quimsacocha Gold Project, Azuay Province, Ecuador (February 2009)” (the “Quimsacocha Report”); and (2) the annual information form of the Corporation dated March 31, 2009 which includes reference to my name in connection with mineral resource estimations, technical information and the Quimsacocha Report and the properties described therein.

Date: March 31, 2009

/s/ Francis Clouston, ing.
Name:	Francis Clouston, P. Eng.
Title:	Manager, Project Evaluation